                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                 Aon Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    200166106
                                 (CUSIP Number)

                                Lisa J. Reategui
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 16, 2001
             (Date of Event which Requires Filing of This Statement)

            If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
             13d-1(e),13d-1(f) or 13d-1(g), check the following: / /

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                       (Continued on the following pages)

                              (Page 1 of 15 Pages)

                               * See Introduction

                                  SCHEDULE 13D

   1     NAME OF REPORTING PERSON

         PATRICK G. RYAN

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS
                  SC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    9,875,833
WITH

                           8    SHARED VOTING POWER

                                         12,342,300

                           9    SOLE DISPOSITIVE POWER

                                         9,875,833

                          10    SHARED DISPOSITIVE POWER

                                         7,994,681

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  31,361,493

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES        / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.68%

  14     TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

   1     NAME OF REPORTING PERSON

         SHIRLEY W. RYAN

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS
                  SC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)          / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    9,143,360
WITH

                           8    SHARED VOTING POWER

                                         9,450,037

                           9    SOLE DISPOSITIVE POWER

                                         10,598,716

                          10    SHARED DISPOSITIVE POWER

                                         7,994,681

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  31,361,493

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES          / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.68%

  14     TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

   1      NAME OF REPORTING PERSON

          PATRICK G. RYAN, JR.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                       (b)  / /
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                   SC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)          / /


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    0
WITH

                           8    SHARED VOTING POWER

                                         1,445,794

                           9    SOLE DISPOSITIVE POWER

                                         1,445,794

                          10    SHARED DISPOSITIVE POWER

                                         0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,445,794

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES          / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .54%

   14     TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

   1      NAME OF REPORTING PERSON

          ROBERT J.W. RYAN

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                       (b)  / /
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                   SC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)          / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    0
WITH

                           8    SHARED VOTING POWER

                                         1,446,469

                           9    SOLE DISPOSITIVE POWER

                                         1,446,469

                          10    SHARED DISPOSITIVE POWER

                                         0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,446,469

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES          / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .54%

   14     TYPE OF REPORTING PERSON

          IN

INTRODUCTION

                  This filing is being made jointly by Patrick G. Ryan, Shirley
W. Ryan, Patrick G. Ryan, Jr. and Robert J.W. Ryan and relates to the common stock, $1.00 par value ("Aon Common Stock"), of Aon Corporation, a Delaware corporation ("Aon"). These individuals own Aon Common Stock directly and Shirley
W. Ryan acts as trustee of various trusts to benefit these individuals and Corbett M.W. Ryan. This filing amends the Schedule 13D previously filed by Patrick G. Ryan and constitutes the initial filing on Schedule 13D of Shirley W. Ryan, Patrick G. Ryan, Jr. and Robert J. W. Ryan. Shirley W. Ryan is the spouse of Patrick G. Ryan, and Patrick G. Ryan, Jr., Robert J.W. Ryan and Corbett M.W. Ryan are adult sons of Patrick G. Ryan and Shirley W. Ryan.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock. Aon is a Delaware corporation, the principal executive offices of which are located at 200 E. Randolph Drive, Chicago, Illinois 60601.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The name, business address and present principal occupation or employment of each of the persons filing this statement are as follows:

                  PATRICK G. RYAN: Mr. Ryan is the Chairman and Chief Executive Officer of Aon, a holding company that comprises a family of insurance brokerage, consulting and insurance underwriting subsidiaries. Aon's principal executive offices are as set forth in Item 1, and Mr. Ryan's business address is c/o Aon at such address.

                  SHIRLEY W. RYAN: Mrs. Ryan is co-founder and chairman of Pathways Awareness Foundation, a foundation that promotes early detection and inclusion for infants and children with physical differences or disabilities, and President of Pathways Center, an outpatient pediatric therapy clinic. The business address of the foundation and the center, and Mrs. Ryan's business address, are c/o Ryan Enterprises Group, 123 N. Wacker Drive, Suite 900, Chicago, Illinois 60606.

                  PATRICK G. RYAN, JR.: Mr. Ryan is the Chief Executive Officer and founder of First Look Networks LLC, a Chicago-based firm pioneering the creation of value added B2B networks in information intensive industries. The business address of First Look Networks is 123 N. Wacker Drive, Suite 900, Chicago, Illinois 60606. Mr. Ryan's business address is c/o Ryan Enterprises Group, 123 N. Wacker Drive, Suite 900, Chicago, Illinois 60606.

                  ROBERT J.W. RYAN: Mr. Ryan is the director of business development of eChalk, LLC, a provider of Web-based communication networks for K-12 schools and districts. The principal executive offices of eChalk are located at 26 Broadway, Suite 941, New York, New York 10004. Mr. Ryan's business address is c/o Ryan Enterprises Group, 123 N. Wacker Drive, Suite 900, Chicago, Illinois 60606.

                  None of the persons filing this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  None of the persons filing this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  Each of the persons filing this statement is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger dated July 16, 2001 (the "Merger Agreement") among Aon, Holdco #1, Inc., a Delaware corporation and wholly owned subsidiary of Aon ("Holdco #1"), Holdco #2, Inc., a Delaware corporation and wholly owned subsidiary of Aon ("Holdco #2"), Ryan Holding Corporation of Illinois, a Delaware corporation ("RHC"), Ryan Enterprises Corporation of Illinois, a Delaware corporation ("REC"), Patrick G. Ryan, Shirley W. Ryan and the stockholders of RHC and REC, who consisted solely of members of the Ryan family or trusts controlled by members of the Ryan family, on July 16, 2001, (1) Holdco #1 merged with and into RHC (the "RHC Merger") with the result that the surviving corporation became a wholly owned subsidiary of Aon and the stock of RHC outstanding immediately prior to the RHC Merger was converted into an aggregate 13,992,089 shares of Aon Common Stock, and (2) Holdco #2 merged with and into REC (the "REC Merger") with the result that the surviving corporation became a wholly owned subsidiary of Aon and the outstanding stock of REC outstanding immediately prior to the REC Merger was converted into an aggregate 8,372,348 shares of Aon Common Stock. At the time of the RHC Merger and the REC Merger, the sole assets of RHC and REC consisted of an aggregate of 22,364,437 shares of Aon Common Stock and cash aggregating $6 million more than the balance sheet liabilities of RHC and REC, which consisted solely of bank indebtedness. The number of shares beneficially owned by the persons filing this statement in the aggregate (without duplication) after the REC Merger and the RHC Merger is the same as the number beneficially owned by them prior to such mergers. The persons filing this statement and all of the former stockholders of REC and RHC have agreed in the Merger Agreement to indemnify Aon, REC and RHC for any breaches of representations of REC, RHC and such persons and stockholders made in the Merger Agreement and for all liabilities of REC and RHC relating to the period prior to the Effective Time, other than certain balance sheet liabilities. The foregoing discussion of the Merger Agreement is not complete and is qualified by reference to the form of Merger Agreement included as an exhibit to this statement and hereby incorporated by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The transactions contemplated by the Merger Agreement simplified the manner in which Patrick G. Ryan's family owns Aon Common Stock, from indirect ownership through corporations to direct ownership by the Ryan family members and associated trusts. This will produce ongoing administrative cost savings for the Ryan family and will also be more tax efficient. Aon benefited from these transactions, including by the receipt of cash, net of liabilities and expenses, of approximately $5 million and by the agreement of members of the Ryan family to certain restrictions on their ability to transfer Aon Common Stock.

                  Patrick G. Ryan is Chairman and Chief Executive Officer and a director of Aon and in such capacities participates in the decisions made by the Board of Directors of Aon in the ordinary course of the business of Aon. Except as may arise in connection with the normal execution of the positions that Patrick G. Ryan holds with Aon, or in connection with Aon's proposed spin-off of its insurance underwriting business, as previously publicly disclosed by Aon, or as provided in the next paragraph, none of the persons filing this statement has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Aon or the disposition of securities of Aon; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aon or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Aon or of any of its subsidiaries; (d) any change in the present board of directors or management of Aon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Aon; (f) any other material change in Aon's business or corporate structure; (g) changes in Aon's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Aon by any person; (h) causing a class of securities of Aon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Aon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                  Any of the reporting persons may from time to time acquire additional securities of Aon or dispose of shares of Aon Common Stock. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions. In addition, Patrick G. Ryan may acquire additional shares of Aon Common Stock upon exercise of employee stock options granted to him from time to time by Aon or under employee benefit plans of Aon in which he participates.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The persons filing this statement beneficially own in the aggregate (without duplication) 31,095,839 shares of Aon Common Stock, representing approximately 11.68% of the 268,482,089 issued and outstanding shares of Aon Common Stock as of May 31, 2001 (as provided by Aon).

                  The shares of Aon Common Stock beneficially owned by such persons are beneficially owned as follows:


                                                                                SOLE POWER           SHARED POWER
                                   SOLE POWER           SHARED POWER       TO DISPOSE OR DIRECT      TO DISPOSE OR
                                   TO VOTE OR            TO VOTE OR                 THE               DIRECT THE
                                DIRECT THE VOTE        DIRECT THE VOTE          DISPOSITION           DISPOSITION
                                ---------------        ---------------     --------------------      --------------
Patrick G. Ryan                   9,875,833(1)         12,342,300 (2)          9,875,833(1)          7,994,681 (3)
Shirley W. Ryan                    9,143,360            9,450,037 (4)           10,598,716           7,994,681 (5)


Patrick G. Ryan, Jr.                   0                1,445,794 (6)            1,445,794                 0
Robert J.W. Ryan                       0                1,446,469 (7)            1,446,469                 0

----------

(1) Includes 738,000 shares which Patrick G. Ryan has the right to acquire within 60 days of the date of this statement upon exercise of employee stock options granted to him by Aon. Also includes 4,400 Common Shares beneficially owned under the ESOP Account of the Aon Savings Plan and allocated to Mr. Ryan, and 314,300 Common Shares beneficially owned and attributed to Mr. Ryan pursuant to his investment in the Aon Common Stock Fund of the Aon Savings Plan.

(2) Shares power to vote with Shirley W. Ryan as to 9,450,037 shares, with Patrick G. Ryan, Jr. as to 1,445,794 shares and with Robert J.W. Ryan as to 1,446,469 shares.

(3)      Shares power to dispose with Shirley W. Ryan as to 7,994,681 shares.

(4)      Shares power to vote with Patrick G. Ryan as to 9,450,037 shares.

(5)      Shares power to dispose with Patrick G. Ryan as to 7,994,681 shares.

(6)      Shares power to vote with Patrick G. Ryan.

(7)      Shares power to vote with Patrick G. Ryan.

                  No transactions, other than as described under Item 3, in Aon Common Stock were effected by any of the persons filing this statement within the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The following agreements have been entered into by the persons filing this statement with respect to the securities of Aon:

                  1. Stock Restriction Agreement dated July 16, 2001 (the "Stock Restriction Agreement") among Aon, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan and certain trusts for which one or more of such persons is trustee.

                  2. Escrow Agreement dated July 16, 2001 (the "Escrow Agreement") among Aon, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, certain trusts for which one or more of such persons is trustee and American National Bank and Trust Company of Chicago, as escrow agent.

                  3. Irrevocable Stockholders' Voting Agreement and Proxy dated July 16, 2001 (the "Voting Agreement") among Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan and certain trusts for which one or more of such persons is trustee.

                  STOCK RESTRICTION AGREEMENT. The Stock Restriction Agreement places certain restrictions on the ability of the persons filing this statement and certain trusts for which one or more of such persons is trustee (the "Restricted Holders") to transfer shares of Aon Common Stock. Each Restricted Holder agreed that no shares of Aon
Common Stock owned as of the date of the Stock Restriction Agreement or later acquired by such Restricted Holder will be transferred by such Restricted Holder, either directly or indirectly, except as follows: (a) a transfer may be made to any other Restricted Holder or a Permitted Transferee who is or becomes bound by the Stock Restriction Agreement (as defined in the Stock Restriction Agreement); (b) a transfer may be made to a Charitable
Organization (as defined in the Stock Restriction Agreement); (c) a sale may be made on a national securities exchange or by means of an inter-dealer quotation system maintained by a registered securities association, but only to the extent such sales made by each Restricted Holder, together with sales by such Restricted Holder's Permitted Transferees of shares transferred by such Restricted Holder to such Permitted Transferees, do not exceed the amount which would be permitted to be sold by each such Restricted Holder under Rule 144 under the Securities Act of 1933; provided, that prior to the fifth anniversary of the date of the Stock Restriction Agreement (i) each Restricted Holder shall be deemed to be an "affiliate" (within the meaning of Rule 144) of Aon regardless of whether or not such Restricted Holder is in fact such an affiliate of Aon or otherwise subject to the provisions of Rule 144 and (ii) such Restricted Holder, the other Restricted Holders and all of such Restricted Holders' Permitted Transferees shall be deemed to be the same "person" (within the meaning of Rule 144) regardless of whether or not such Restricted Holder, the other Restricted Holders and all of such Restricted Holders' Permitted Transferees are in fact the same person; (d) a transfer may be made to a person other than a Permitted Transferee in a transaction effected without registration under the Securities Act of 1933 or applicable state securities laws on terms and under circumstances corresponding to those terms and circumstances on and under which exempt private placements may be made by the Company pursuant to Section 4(2) of the Securities Act of 1933; provided that the Restricted Holder complies with the terms and provisions of the Stock Restriction Agreement giving Aon the right of first refusal with respect to the shares proposed to be transferred; (e) shares may be pledged, to the extent such pledge is made to a party pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to such party (the "Bona Fide Pledgee"), provided that (i) upon any release or termination of such pledge, such shares shall continue to constitute shares subject to the terms of the Stock Restriction Agreement, (ii) in the event of foreclosure or other similar action by the Bona Fide Pledgee, any such pledged shares may be transferred in any manner permitted by law, free of all restrictions under the Stock Restriction Agreement and (iii) with respect to any bona fide pledge of shares granted or executed pursuant to a credit facility or loan agreement entered into after the date of the Stock Restriction Agreement, the Bona Fide Pledgee agrees to notify Aon at least three business days prior to any foreclosure or similar action or any transfer by the Bona Fide Pledgee;
(f) a transfer may be made pursuant to the terms of any tender or exchange offer made to all holders of Aon Common Stock which is approved by the board of directors of Aon, subject to certain terms and conditions contained in the Stock Restriction Agreement; (g) a transfer may be made pursuant to any merger or consolidation involving Aon which is approved by the board of directors of Aon, subject to certain terms and conditions contained in the Stock Restriction Agreement; and (h) a transfer may be made in connection with any recapitalization, reorganization, reclassification, change of domicile merger or other similar transaction which is approved by the board of directors of Aon, subject to certain terms and conditions contained in the Stock Restriction Agreement. The Stock Restriction Agreement terminates (i) upon the liquidation or dissolution of Aon, (ii) the occurrence of any reorganization, merger or other transaction in which holders of Aon Common Stock immediately prior to such event, in their capacity as such holders, receive less than 50% of the combined voting power of the surviving or resulting entity, or (iii) the earlier of (a) two years after the later of the death of Patrick G. Ryan and Shirley W. Ryan or (b) the tenth anniversary of the date of Stock Restriction Agreement. The foregoing discussion of the Stock Restriction Agreement is not complete and is qualified by reference to the form of Stock Restriction Agreement included as an exhibit to this statement and hereby incorporated by reference.

                  ESCROW AGREEMENT. Under the Escrow Agreement, 583,942 shares of Aon Common Stock owned by a trust the trustee of which is Shirley W. Ryan, have been pledged to secure certain of the indemnification obligations under the Merger Agreement of the persons filing this statement and the former stockholders of REC and RHC. Any shares held under the Escrow Agreement at the end of the fifth anniversary of the date of the Escrow Agreement will be distributed to the trust that pledged such shares unless a claim for indemnification remains outstanding, in which case shares having a value of twice the amount of the unresolved claim shall be retained pending resolution of the claim. The shares so pledged do not represent a limitation on the indemnification obligations of such persons and stockholders as Aon will be permitted to seek recovery either under the Escrow Agreement or directly from such persons and stockholders. The foregoing discussion of the Escrow Agreement is not complete and is qualified by reference to the form of Escrow Agreement included as an exhibit to this statement and hereby incorporated by reference.

                  VOTING AGREEMENT. Under the Voting Agreement, each of Patrick
G. Ryan, Jr., Robert J.W. Ryan and a trust for the benefit of Corbett M.W. Ryan, the trustee of which trust is Shirley W. Ryan, have agreed, with respect to all matters submitted to Aon's stockholders for approval, to vote all shares of Aon Common Stock owned by such person or trust in the same manner in which Patrick
G. Ryan votes the shares of Aon Common Stock owned or controlled by him or as otherwise directed by him. In addition, certain trusts have agreed that if Patrick G. Ryan or Shirley W. Ryan cease to be the trustee thereof, such trusts will vote the shares of Aon Common Stock owned or controlled by them in the manner described in the preceding sentence. Patrick G. Ryan has been appointed proxy for purposes of voting the shares of Aon Common Stock in accordance with such voting agreements. The Voting Agreement also places certain restrictions on the ability of the persons filing this statement and certain trusts for which one or more of such persons is trustee to transfer shares of Aon Common Stock to anyone other than such persons or trusts. The Voting Agreement terminates upon the death of Patrick G. Ryan. The foregoing discussion of the Voting Agreement is not complete and is qualified by reference to the form of Voting Agreement included as an exhibit to this statement and hereby incorporated by reference.

                  Patrick G. Ryan and certain trusts for whom he or Shirley W. Ryan is a trustee have revolving and other credit facilities with various financial institutions. An aggregate of 12,167,727 shares of Aon Common Stock beneficially owned by the persons filing this statement have been pledged as of July 16, 2001 to secure repayment of such amounts as may be outstanding under such facilities from time to time. Additional shares of Aon Common Stock may be pledged by such persons from time to time hereafter to secure borrowings under such facilities or other facilities entered into in the future.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I         Agreement of Joint Filing, dated July 16, 2001

Exhibit II Agreement and Plan of Merger, dated July 16, 2001 among Aon Corporation, Ryan Holding Corporation of Illinois, Ryan Enterprises Corporation of Illinois, Holdco #1, Inc., Holdco #2, Inc., Patrick G. Ryan, Shirley W. Ryan and the stockholders of Ryan Holding Corporation of Illinois and of Ryan Enterprises Corporation of Illinois set forth on the signature pages thereto.

Exhibit III Stock Restriction Agreement dated July 16, 2001 among Aon Corporation, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001 and the Family GST Trust under the PGR 2000 Trust dated November 22, 2000.

Exhibit IV Escrow Agreement dated July 16, 2001 among Aon Corporation, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001 and the Family GST Trust under the PGR 2000 Trust dated November 22, 2000 and American National Bank and Trust Company of Chicago, as escrow agent.

Exhibit V Irrevocable Stockholders' Voting Agreement and Proxy dated July16, 2001among Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001, and the Family GST Trust under PGR 2000 Trust dated November 22, 2000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, correct and complete.

                                           /s/ Patrick G. Ryan
                                           ------------------------------------
                                           Patrick G. Ryan
                                           Dated:  July 16, 2001



                                           /s/ Shirley W. Ryan
                                           ------------------------------------
                                           Shirley W. Ryan
                                           Dated:  July 16, 2001



                                           /s/ Patrick G. Ryan, Jr.
                                           ------------------------------------
                                           Patrick G. Ryan, Jr.
                                           Dated:  July 16, 2001



                                           /s/ Robert J.W. Ryan
                                           ------------------------------------
                                           Robert J.W. Ryan
                                           Dated:  July 16, 2001

                                  EXHIBIT INDEX

Exhibit I         Agreement of Joint Filing, dated July 16, 2001

Exhibit II Agreement and Plan of Merger, dated July 16, 2001 among Aon Corporation, Ryan Holding Corporation of Illinois, Ryan Enterprises Corporation of Illinois, Holdco #1, Inc., Holdco #2, Inc., Patrick G. Ryan, Shirley W. Ryan and the stockholders of Ryan Holding Corporation of Illinois and of Ryan Enterprises Corporation of Illinois set forth on the signature pages thereto.

Exhibit III Stock Restriction Agreement dated July 16, 2001 among Aon Corporation, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001 and the Family GST Trust under the PGR 2000 Trust dated November 22, 2000.

Exhibit IV Escrow Agreement dated July 16, 2001 among Aon Corporation, Patrick G. Ryan, Shirley W. Ryan, Patrick G. Ryan, Jr., Robert J.W. Ryan, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001 and the Family GST Trust under the PGR 2000 Trust dated November 22, 2000 and American National Bank and Trust Company of Chicago, as escrow agent.

Exhibit V Irrevocable Stockholders' Voting Agreement and Proxy dated July 16, 2001 among Patrick G. Ryan, Shirley W. Ryan, Patrick
                  G. Ryan, Jr., Robert J.W. Ryan, the Corbett M.W. Ryan Living Trust dated July 13, 2001, the Patrick G. Ryan Living Trust dated July 10, 2001, the Shirley W. Ryan Living Trust dated July 10, 2001, the 2001 Ryan Annuity Trust dated April 20, 2001, and the Family GST Trust under PGR 2000 Trust dated November 22, 2000.